FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Winsor Clifford L. (Last) (First) (Middle)	2.Date of Event Requiring Statement (Month/Day/Year) April 19, 2002	4. Issuer Name and Ticker or Trading Symbol Terra Nostra Resources Ltd. (No Ticker or Trading Symbol)
1832 - 19th Avenue S.W. (Street)
Calgary, Alberta, Canada T2T 4W2 (City) (State) (Zip)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer __Other (give title below) (specify below) President Secretary & Treasurer	6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	780,000	D
Common Stock	937,500	I	Renegade Recreational Products Inc.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5.Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: Indirect ownership of shares are held in the name of Renegade Recreational Products Inc., a Company of which Clifford L. Winsor is the sole shareholder, officer and director.

s/s "Clifford L. Winsor" **Signature of Reporting Person	June 17, 2002 Date

* If the form is filed by more than one reporting person, see Instruction 5(b) (v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See

18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is
Insufficient, See Instruction 6 for procedure.